

September 10, 2012

Via E-mail
Martin P. Klein
Acting President and Acting Chief Executive Officer;
Senior Vice President—Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

> **Re: Genworth Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-32195**

Dear Mr. Klein:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1A. Risk Factors
Interest rate fluctuations and levels could adversely affect our business and profitability, page 22

1. You state that your insurance and investment products are sensitive to interest rate fluctuations and expose you to the risk that falling interest rates or credit spreads will reduce your margin or the difference between the returns you earn on the investments that support our obligations and that declines in interest rates have adversely affected, and may continue to adversely affect, the profitability of certain products. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects,

please include these amounts and their effects in your proposed disclosure to the extent known.

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates

Deferred acquisition costs, page 111

2. You state that the risks you face include adverse variations in interest rates and/or mortality and adverse experience in one or both of these risks could result in the DAC associated with your immediate annuity products being no longer fully recoverable as well as the establishment of additional benefit reserves. Please provide us proposed disclosure to be included in future periodic reports that quantifies the deferred acquisition costs attributable to your annuity products.

Goodwill, page 113

3. You state that while the valuation of your in−force business for long−term care insurance is included in the fair value of the reporting unit, the in−force value does not contribute significant, incremental value to support goodwill based on a hypothetical acquisition under our goodwill impairment assessment. Please tell us the amount of the in−force value estimated in your hypothetical acquisition and how such amount was determined.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
(14) Income Taxes, page 289

4. Please provide us proposed disclosure to be included in future periodic reports to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X. Further, please clarify in your proposed disclosure what caused the effect of foreign operations of (15.8%) and (115.5%) in fiscal 2011 and 2010, respectively.

(19) Insurance Subsidiary Financial Information and Regulatory Matters, page 316

5. Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:
    *   Disclose the amount of statutory capital and surplus for foreign insurance subsidiaries. The current disclosure solely illustrates the statutory capital and surplus for the U.S. domiciled insurance subsidiaries. Refer to ASC 944-505-50-1a.
    *   Although you disclose ratios showing by how much you exceeded regulatory requirements for your US mortgage insurance subsidiaries, you disclose only that your US life insurance subsidiaries exceeded the minimum required RBC levels. Disclose information that quantifies the excess for your US life insurance subsidiaries or that indicates that the amount required is not significant in relation to your statutory capital

and surplus for these subsidiaries. Refer to ASC 944-505-50-1b. In addition, disclose this information related to your foreign insurance subsidiaries.

- On page 317, you indicate that several of your insurance subsidiaries have been granted permitted statutory accounting practices. Disclose information addressing the requirements in ASC 944-505-50-3b. If you believe that such disclosures are not applicable, explain your rationale.
- Tell us, and to the extent required, disclose whether any of your insurance entities' risk-based capital would have triggered a regulatory event had they not used a permitted practice. Refer to ASC 944-505-50-6.
- Disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.
- Disclose the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant